Force Fuels, Inc.
22525 Pacific Coast Highway, Suite 101
Malibu, California 90265

Phone: (310) 927-1711

June 1, 2009

Yolanda Crittendon
Staff Accountant
DIVISION OF CORPORATION FINANCE – Mail Stop 4561
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
100 F STREET, NE
WASHINGTON, D.C. 20549

Re:	Force Fuels, Inc.
Form 10-K for the year ended July 31, 2008
Filed on December 24, 2008
File No. 000-049993

Dear Ms. Crittendon:

On behalf of Force Fuels, Inc. (the “Company”), I am responding to the comments, contained in your letter dated March 6, 2009, which are set forth verbatim below.

FORM 10-K FOR THE YEAR ENDED JULY 31, 2008

Item 9A—Controls and Procedures, page 8

1.
We note that you evaluated the effectiveness of the company’s disclosure controls and procedures within 90 days prior to the filing of the Form 10-K.  The disclosure should be made to conclude on the effectiveness as of the end of the period covered by the report in accordance with the requirements in Item 307 of Regulation S-K.  Please confirm you will revise your disclosure in future filings.

Response:  An amended report is currently being filed including the following language:

Our Chief Executive Officer, who is also our Chief Financial Officer (the “Certifying Officer”), has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of July 31, 2008.

The Company further confirms that it will revise its disclosure in future filings.

2.
Reference is also being made to your Form 10-Q for the quarter ended October 31, 2008.  We note that your president, who serves as the chief executive officer and chief financial officer, “has concluded that the company’s disclosure controls and procedures are designed and are being operated in a manner that provides reasonable assurance that the information required to be disclosed by the company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms.”  It does not appear that your certifying officer has reached a conclusion that your disclosure controls and procedures are effective.  Please advise us on your officer’s conclusions regarding the effectiveness of your disclosure controls and procedures.  Please also confirm that you will revise your disclosure in future filings.”

Response: An amended report is concurrently being filed including the following language:

Our Chief Executive Officer, who is also our Chief Financial Officer (the “Certifying Officer”), has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of October 31, 2008.  Based on this evaluation, our Certifying Officer has concluded that our disclosure controls and procedures were ineffective to ensure that information required to be disclosed in our periodic reports is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules for each report and that such information is presented to our management as appropriate to allow timely decisions regarding required disclosure.

A system of controls, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the system of controls are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Changes in Internal Controls Over Financial Reporting

There was no change in our internal controls over financial reporting that occurred during the period covered by this report that has materially affected or is reasonably likely to materially affect our internal controls over financial reporting.

The Company further confirms that it will revise its disclosure in future filings.

Force Fuels, Inc.	- 2 -	June 3, 2009

3.
We note from your disclosure that management has not conducted an evaluation nor provided an assessment of internal control over financial reporting as of July 31, 2008.  Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

Response: Item 9A(T) was inadvertently omitted from the Company’s annual report and an amended report is concurrently being filed containing management’s assessment of internal control over financial reporting as follows:

Evaluation of Internal Controls over Financial Reporting

The Certifying Officer is also responsible for establishing and maintaining adequate internal control over our financial reporting.  Internal control over financial reporting is a process designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.  Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions; (ii) provide reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; (iii) provide reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and (iv) provide reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions may occur or the degree of compliance with the policies or procedures may deteriorate.

The Certifying Officer assessed the effectiveness of our internal control over financial reporting as of July 31, 2008.  This assessment is based on the criteria for effective internal control described in

Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on its assessment, he concluded that our internal control over financial reporting as of July 31, 2008 was not effective in the specific areas described in the “Disclosure Controls and Procedures” section above and as specifically described in the paragraphs below.

As of July 31, 2008 the Certifying Officer identified the following specific material weaknesses in the Company’s internal controls over its financial reporting processes:

• Policies and Procedures for the Financial Close and Reporting Process — Currently there are no policies or procedures that clearly define the roles in the financial close and reporting process.  The various roles and responsibilities related to this process should be defined, documented, updated and communicated.  Failure to have such policies and procedures in place amounts to a material weakness to the Company’s internal controls over its financial reporting processes.

• Representative with Financial Expertise — For the year ending July 31, 2008, the Company did not have a representative with the requisite knowledge and expertise to review the financial statements and disclosures at a sufficient level to monitor the financial statements and disclosures of the Company.  Failure to have a representative with such knowledge and expertise amounts to a material weakness to the Company’s internal controls over its financial reporting processes.

• Adequacy of Accounting Systems at Meeting Company Needs — The accounting system in place at the time of the assessment lacks the ability to provide high quality financial statements from within the system, and there were no procedures in place or built into the system to ensure that all relevant information is secure, identified, captured, processed, and reported within the accounting system.  Failure to have an adequate accounting system with procedures to ensure the information is secure and accurately recorded and reported amounts to a material weakness to the Company’s internal controls over its financial reporting processes.

• Segregation of Duties — The Certifying Officer has identified a significant general lack of definition and segregation of duties throughout the financial reporting processes.  Due to the pervasive nature of this issue, the lack of adequate definition and segregation of duties amounts to a material weakness to the Company’s internal controls over its financial reporting processes.

Force Fuels, Inc.	- 3 -	June 3, 2009

In light of the foregoing, once we have the adequate funds, management plans to develop the following additional procedures to help address these material weaknesses:

The Company will create and refine a structure in which critical accounting policies and estimates are identified, and together with other complex areas, are subject to review by other members of management as well as the Company’s outside accountant.  In addition, we plan to enhance and test our month-end and year-end financial close process.  Additionally, our board of directors will increase its review of our disclosure controls and procedures.  We also intend to develop and implement policies and procedures for the financial close and reporting process, such as identifying the roles, responsibilities, methodologies, and review/approval process.  We believe these actions will remediate the material weaknesses by focusing additional attention and resources in our internal accounting functions.  However, the material weaknesses will not be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  The Certifying Officer’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission.

This report shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section , and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

In addition, please consider whether management’s failure to provide its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Response: Management has revised its conclusions regarding the effectiveness of management’s disclosure controls and procedures as of the fiscal year covered by the report and an amended report is concurrently being filed containing the following language:

Our Chief Executive Officer, who is also our Chief Financial Officer (the “Certifying Officer”), has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of July 31, 2008.  Based on this evaluation, our Certifying Officer has concluded that our disclosure controls and procedures were ineffective to ensure that information required to be disclosed in our periodic reports is recorded, processed, summarized and reported, within the time periods specified for each report and that such information is presented to our management as appropriate to allow timely decisions regarding required disclosure.

The Certifying Officer has further indicated that there were no significant changes in our internal controls or other factors that could significantly affect such controls subsequent to the date of his evaluation, and there were no corrective actions with regard to significant deficiencies and material weaknesses.  A system of controls, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the system of controls are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Finally, we note that you filed your Principle Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K.  Please revise these certifications, within your Form 10-K for the year ended July 31, 2008 and Form 10-Q for the quarter ended October 31, 2008, to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulations S-K.

Response: We have revised the Principle Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K within the Company’s Form 10-K/A for the year ended July 31, 2008 and Form 10-Q/A for the quarter ended October 31, 2008, which are being filed concurrently, to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

Financial Statements and Notes

Note 1 - Organization and Operations

Assignment and Contribution Agreement between the Company and ICE Conversions, Inc. page F-6

4.
We note the company acquired certain assets from ICE Conversions, Inc.  Please tell us how this acquisition was accounted for and refer to the GAAP literature that supports your accounting treatment.  Specifically, advise us whether this transaction represented the acquisition of a business or assets under EITF 98-3.  To the extent this transaction is an acquisition of a business, tell us how you determined the accounting acquirer in accordance with SFAS 141.

Force Fuels, Inc.	- 4 -	June 3, 2009

Response: This acquisition was accounted for as an acquisition of an intellectual property right valued at $430,000 representing (i) an aggregate cash payment of $400,000 from the Company to ICE and (ii) the issuance of 1,000,000 shares of Common Stock to ICE valued at $0.03 per share or $30,000.

Company management determined that this transaction represented the acquisition of an asset, the intellectual property right, instead of a business.  Pursuant to EITF 98-3, a business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors.  A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues.  For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.  The prototype and related intellectual property right which the Company acquired was a specific application of electric vehicle to Class 8 Trucks, a work in progress, and did not contain any of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from ICE Conversions, Inc., the transferor.

Note 2 - Basis and Presentation and Summary of Significant Accounting Policies

Summary of Significant Accounting Policies, Page F-7

5.
We note that you have recognized intellectual property rights in the amount of $430,000 on your balance sheet as of July 31, 2008.  Explain to us, and disclose in future filings, your accounting and amortization policy over these intellectual property rights.

Response: The Company has disclosed its accounting and amortization policy in Note 2 of the amended report concurrently being filed containing the following language:

Purchased intellectual property right

The Company has adopted the guidelines as set out in Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (“SFAS No. 142”) for purchased intellectual property right.  Under the requirements as set out in SFAS No. 142, the Company amortizes the costs of acquired intellectual property right over the remaining legal lives, or estimated useful lives, or the term of the contract, whichever is shorter.

Purchased formulae is carried at cost and amortized on a straight-line basis over the estimated useful life of ten (10) years. Upon becoming fully amortized, the related cost and accumulated amortization are removed from the accounts.

Impairment of long-lived assets

The Company follows Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”) for its long-lived assets.  The Company’s long-lived asset, which includes purchased intellectual property right, is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

The Company assesses the recoverability of its long-lived assets by comparing the projected undiscounted net cash flows associated with the related long-lived asset or group of long-lived assets over their remaining estimated useful lives against their respective carrying amounts.  Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets.  Fair value is generally determined using the asset’s expected future discounted cash flows or market value, if readily determinable.  If long-lived assets are determined to be recoverable, but the newly determined remaining estimated useful lives are shorter than originally estimated, the net book values of the long-lived assets are depreciated over the newly determined remaining estimated useful lives.  The Company determined that there were no impairments of long-lived assets as of July 31, 2008.

The Company further confirms that it will disclose its accounting and amortization policy over the intellectual property right in its future filings.

Note 4 - Equity Transactions, Page F-9

6.
We note the company effected a 1-for-10 reverse stock split reducing the number of common shares outstanding from 1,462,500 to 146,500 on April 17, 2008.  Refer to Form 10-Q for the quarter ended April 30, 2008.  We note that there were approximately 125,000 shares outstanding as of April 30, 2008 giving effect to the reverse stock split.  Tell us the transaction which led to the decrease in these number of shares outstanding or explain to us the discrepancy.

Response: The discrepancy of 212,500 (pre-reverse) and 21,250 (post-reverse) shares as stated in Note 4 was due to a calculating error wherein certain pre-reverse shares had been double-counted.  The correct number of post-reverse outstanding shares was 125,000 as reflected in the Company’s Form 10-Q for the quarter ended April 30, 2008.

Force Fuels, Inc.	- 5 -	June 3, 2009

An amended report revising Note 4 (renumbered Note 5) is being filed concurrently herewith containing the following language:

On April 30, 2008, the Company effectuated a 1-for-10 reverse stock split of the Company’s Common Stock (the “Reverse Split”), thereby reducing the total outstanding common shares from 1,250,000 to 125,000 shares and reducing the authorized Common Stock from 24,000,000 to 2,400,000.

7.
We note that you have numerous arrangements by which employees and non-employees receive shares of stock of the company in exchange for compensation or the goods and services that they provided.  Tell us how you considered SFAS 123R and EITF 96-18 in accounting for these arrangements.

Response: An amended report is concurrently being filed including the following language under Note 2, subheader “Stock Based Compensation”:

The Company accounted for its stock based compensation under the recognition and measurement principles of the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (revised 2004) “Share-Based Payment” (“SFAS No. 123R”) using the modified prospective method for transactions in which the Company obtains employee services in share–based payment transactions and the Financial Accounting Standards Board Emerging Issues Task Force Issue No. 96-18 “Accounting For Equity Instruments That Are Issued To Other Than Employees For Acquiring, Or In Conjunction With Selling Goods Or Services” (“EITF No. 96-18”) for share-based payment transactions with parties other than employees provided in SFAS No.  123R.  All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.  The measurement date used to determine the fair value of the equity instrument issued is the earlier of the date on which the third-party performance is complete or the date on which it is probable that performance will occur.

8.
We note that approximately 1,500,000 shares were issued to ICE Conversions, Inc., pursuant to a Joint Venture Agreement.  We also note pursuant to this agreement 500,000 of the 1,500,000 shares previously issued to ICE are to be cancelled.  As a result, the company only recognized the issuance of 1,000,000 shares.  Given that the shares had not been cancelled as of July 31, 2008 and were actually issued to ICE Conversions, Inc., it is unclear of why the issuance of the 500,000 shares was not also recognized in the company’s financial statements.  Please advise.

Response: On May 12, 2008, the Company issued 1,500,000 shares of its common stock in connection with the Joint Venture Agreement by and between the Company and ICE Conversions, Inc. which was superseded and replaced by the Assignment and Contribution Agreement by and between the Company and ICE Conversions, Inc. on July 31, 2008.  The stock certificate representing 1,500,000 shares issued to ICE Conversions was returned to the Company and was in the Company’s control for the sole purpose of cancellation on July 31, 2008.

An amended report being filed concurrently herewith corrects this disclosure with the with the following replacement language:

On June 23, 2008, 1,500,000 shares of the Company’s Common Stock were issued to ICE Conversions, Inc. pursuant to a Joint Venture Agreement dated May 12, 2008.  The Joint Venture Agreement was replaced by an Assignment and Contribution Agreement effective July 31, 2008.  500,000 of the 1,500,000 shares previously issued to ICE were cancelled effective July 31, 2008, pursuant to the terms of the Assignment and Contribution Agreement.

9.
We also note that approximately 750,000 shares were pending cancellation as of December 31, 2008.  Clarify to us whether the issuance of these shares are recognized in your financial statements.  To the extent that the issuance of these shares has not been recognized, explain to us why these shares have not been recorded and your basis in GAAP that support your accounting treatment.

Response: Our inclusion of the statement regarding shares pending cancellation was incorrect and led to undue confusion.  We have removed such language and revised Note 4 (renumbered as Note 5) in our 10-K/A being filed concurrently herewith.

The 250,000 shares referred actually to 25,000 post-reverse stock split shares.  Reporting these as 250,000 shares was due to the registrant’s error.  The 25,000 shares that were reported as “pending cancellation” were not really outstanding and instead refer to a replacement certificate prepared but not delivered.  The 25,000 shares are appropriately not recognized under GAAP as they were never issued.

The 500,000 shares were cancelled on July 31, 2008 as described in our response to comment #8.  The registrant previously reported in error that the shares were “pending cancellation.”  These shares were already surrendered and cancelled as of July 31, 2008 but had not yet been turned over to the transfer agent.  The 500,000 shares were both issued and cancelled all within the same quarter and therefore they were properly excluded in each quarterly report in accordance with GAAP.

Force Fuels, Inc.	- 6 -	June 3, 2009

Note 7 - Related Party Transaction, Page F-11

10.
We note the company has been provided office space by its previous Chief Executive Officer, Thomas Hemingway, at no cost.  We also note that Mr. Hemingway continues to remain as a shareholder and Chairman of the Board of Directors of the company.  It is unclear of whether an expense is being recognized, in relation to the “free” office space, in accordance with SAB Topic 5T, which stipulates that all costs of doing business should be included in registrant’s financial statements, including expenses incurred on its behalf by its parent or other shareholders.  Please advise.

Response: Mr. Thomas Hemingway, a stockholder and Chairman of the Board of Directors of the Company, provided office space at no cost to the Company.  The management determined that such cost is nominal and did not recognize the rent expense in its financial statements.  One reason is that the few persons occupying the space perform services for the registrant only on an occasional and part-time basis, and only for a small fraction of their working hours.  Another reason is that the amount of space is immaterial.

FORM 10-Q FOR THE THREE MONTHS ENDED OCTOBER 31, 2008

Facing Sheet

11.
We note you continue to indicate that you are a shell company.  Please tell us how you made this determination given your acquisition of certain assets from ICE Conversions, Inc effective July 31, 2008.  Refer to Rule 12b-2 of the Exchange Act.

Response: The Company inadvertently checked the “Yes” box when addressing “Indicate by check mark whether the registrant is a shell company” in its Annual Report on Form 10-K.  An amended report is concurrently being filed whereby the Company has properly checked the “No” box pursuant to these comments.

Best regards,

/s/ Lawrence Weisdorn
Lawrence Weisdorn
President, Chief Executive Officer
and Chief Financial Officer